As filed with the Securities and Exchange Commission on July 31, 2003

Registration No. 333-105586

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

Under The Securities Act of 1933

DIAMETRICS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Minnesota	41-1663185
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2658 Patton Road

Roseville, Minnesota 55113

(651) 639-8035

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David B. Kaysen President and Chief Executive Officer 2658 Patton Road Roseville, Minnesota 55113 (651) 639-8035 Fax: (651) 638-1197	Copy to:	Robert A. Kuhns, Esq. Dorsey & Whitney, LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402-1498 (612) 340-2600 Fax: (612) 340-8738

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	Subject to Completion, dated July 31, 2003

DIAMETRICS MEDICAL, INC.

5,020,715 Shares

Common Stock

Shares of common stock, par value $.01 per share, of Diametrics Medical, Inc. are being offered by this prospectus. The shares covered by this prospectus consist of up to 4,285,715 shares of common stock issuable upon the conversion of shares of Series E Convertible Preferred Stock (the “Series E Shares”) and 735,000 shares of common stock to be issued upon exercise of common stock warrants, all of which were acquired in a private placement. The shares will be sold from time to time by the selling stockholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “DMED.” On July 30, 2003, the last sale price of our common stock as reported on the Over-the-Counter Bulletin Board was $1.10 per share.

Investment in our common stock involves a number of risks. See section titled “ Risk Factors” beginning on page 5 to read about certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Diametrics Medical, Inc.

2658 Patton Road

Roseville, Minnesota 55113

(651) 639-8035

The date of this prospectus is             , 2003.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” and including the documents incorporated by reference.

Our Company

We develop and manufacture critical care blood and tissue analysis systems that provide immediate or continuous diagnostic results at the point-of-patient care, rather than in laboratories located away from patients. Since our commencement of operations in 1990, we have transitioned from a development stage company to a full-scale development, manufacturing, sales and marketing organization. Our mission is to be a leading provider of innovative sensors to guide medical therapy of critically ill patients. Blood and tissue analysis is an integral part of patient diagnosis and treatment, and access to timely and accurate results is critical to effective patient care. We believe that our blood and tissue analysis systems will result in more timely therapeutic interventions by providing accurate, precise and immediate or continuous test results to health care professionals at the patient’s bedside, thereby allowing faster patient transfers out of expensive critical care settings and reducing patients’ length of stay.

Our blood and tissue analysis systems are built from two sensor technology platforms. The first platform includes intermittent blood testing products based upon electrochemical sensor technology (which measures electrical signal changes as the result of changes in chemical compounds as they interact with chemicals in the blood), consisting primarily of our IRMA® SL Blood Analysis System and our Blood Analysis Portal measurement module, which we co-developed with Philips Medical Systems, a division of Royal Philips Electronics. The second platform consists of continuous monitoring products based upon fiberoptic sensor technology (which measures color changes optically via light transmitted through plastic fibers embedded with fluorescent dye sensitive to chemicals in blood and tissue), including our TrendCare® Continuous Blood Gas Monitoring Systems and our Neurotrend® Cerebral Tissue Monitoring System.

Intermittent Testing Business.      Since our inception in 1990, we have developed, manufactured and marketed the IRMA (which stands for “Immediate Response Mobile Analysis”) system, an electrochemical-based blood analysis system that provides rapid and accurate diagnostic results at the point-of-patient care from intermittent blood testing. The IRMA system features portability and measurement integration, allowing caregivers immediate turnaround of biochemical information from blood samples injected into single use disposable cartridges. Results are viewed, printed, and/or transmitted for critical care blood tests, including tests for blood gases, including oxygen, carbon dioxide and acidity; electrolytes, including sodium, potassium, chloride, and ionized calcium; metabolytes, including glucose and blood urea nitrogen; and hematocrit (i.e. the concentration of red blood cells in whole blood). Under development are additional blood tests for lactate and creatinine. Released in 2002, our Blood Analysis Portal measurement module incorporates the technology of the IRMA system and is the blood analysis component of the Philips Blood Analysis Portal System, which integrates seamlessly with the Philips CMS acute care patient monitoring system and V24/ V26 intermediate care patient monitors. Both systems use standard Diametrics cartridges and deliver results in approximately 90 seconds at the patient’s bedside. Complementing both the IRMA and the Blood Analysis Portal system is our Integrated Data Management System, an advanced software application specially designed to receive, manage and transmit data captured from point-of-care diagnostic instruments. The Integrated Data Management System manages point-of-care test results and information from multiple devices; provides convenient sorting, viewing and analysis capabilities for trending, reporting, and archiving data; and is the central command station for managing the point-of-care diagnostics program.

Continuous Monitoring Business.    In 1996, we established our second product platform with the introduction of a number of new products based upon fiberoptic sensor technology through the acquisition of Biomedical Sensors, Ltd. (now known as Diametrics Medical, Ltd.). This product line includes continuous monitoring systems, consisting of a monitor, calibrator and disposable sensors. We believe the application of continuous monitoring in critical care areas promises to transform the process of care. Continuous information gives caregivers the tools they need to evaluate a patient’s condition “breath to breath” and initiate therapeutic changes immediately. This revolutionary approach to critical care transfers decision-making power to the patient’s bedside. The TrendCare systems, including Paratrend® 7+ and Neotrend® L applications, provide immediate and continuous information on blood gases and temperature in adult, pediatric and neonatal patients via a small fiberoptic sensor placed through the patient’s arterial catheter. Neurotrend continuously monitors oxygen, carbon dioxide, acidity and temperature through sensors placed directly in brain tissue, providing critical information regarding blood supply and oxygen levels in the brain that can guide clinicians and surgeons in treating patients with head trauma or those requiring surgical intervention in the brain.

We market and distribute our products through our direct sales force in the United States, the United Kingdom and Germany, and through nonexclusive third-party distributors outside of these countries. Additionally, with the termination, effective November 1, 2002, of our exclusive worldwide distribution agreement with Philips Medical System, Philips has the nonexclusive right to distribute our disposable intermittent testing cartridges, TrendCare sensors and related accessories to Philips’ existing customer base and to sell the Philips Blood Analysis Portal System through October 31, 2004, but is no longer subject to minimum purchase requirements. Sales to Philips were $15.8 million in the first nine months of 2002 (94% of our total revenue), $1.4 million in fourth quarter 2002 (73% of our total revenue) and $1.0 million in first quarter 2003 (48% of our total revenue), and are expected to continue to decline until the end of the current contract term on October 31, 2004. The Neurotrend Cerebral Tissue Monitoring System is distributed exclusively through Codman & Shurtleff, Inc., a Johnson & Johnson company. The exclusive agreement with Codman expires in October 2004 and is renewable for two years. The agreement provides for annual minimum purchase levels based on a percentage of the prior year’s purchases, or payment of 50% of any shortfall from those minimum levels. Purchases and payments in lieu of purchases by Codman were less than 5% of total revenue in 2002 and 2001, and less than 10% in 2000.

Our principal executive office is located at 2658 Patton Road, Roseville, Minnesota 55113, and our telephone number is (651) 639-8035. Our website is located at www.diametrics.com.

Recent Developments

On April 7, 2003, we renegotiated the terms of our 7% Convertible Senior Secured Fixed Rate Notes due August 4, 2003, to extend repayment of the notes to August 4, 2005. In exchange for the extension of repayment, we agreed to reduce the conversion price of the notes to $3.51 per share for the majority of the notes, and to use 50% of the net proceeds from the issuance of any equity securities prior to August 4, 2005, in excess of $10 million, to pay down the principal of the notes. In addition, we issued to the lenders five-year warrants to purchase approximately 4.26 million shares of our common stock, at an exercise price of $0.94 per share. This transaction requires accounting treatment proscribed under EITF 96-19 “Debtors Accounting for a Modification or Exchange of Debt Instruments.” As such, the modified notes and associated warrants were recorded in the second quarter as debt and equity, respectively, at their respective individual fair values of $5 million and $800,000. The $7.3 million carrying value of the original notes was retired, and the residual amount of $1.5 million was recorded as a gain on modification on the notes. We will increase the initial carrying value of the modified notes of $5 million to their redemption value of $7.3 million using the effective interest method over the remaining term of the modified notes, which will result in the recording of $2.3 million of additional interest expense over this period.

On May 12, 2003, we completed a $1.5 million interim financing through the sale of 15,000 shares of Series E convertible preferred stock at $100 per share. The preferred stock is convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share. The preferred stock is callable by us during the first 12 months at the original purchase price plus a return of

2% per month from the date of investment, and 50% may be put back to us upon the occurrence of certain events at the original purchase price plus a return of 1% per month. Five-year warrants to purchase 735,000 shares of our common stock at $0.35 per share were also issued in conjunction with the financing. The warrants are exercisable after the conversion of the preferred stock. Accounting for this transaction falls primarily under EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27 “Application of Issue 98-5 to Certain Convertible Instruments.” We allocated the net proceeds of $1,350,000 from the issuance of the Series E convertible preferred stock to the preferred stock and associated warrants based upon their estimated relative fair values. The resulting fair value allocations of $959,000 and $391,000 for the preferred stock and warrants, respectively, were recorded as equity in the second quarter 2003. The beneficial conversion feature embedded in the preferred stock was calculated at $959,000, and was based upon, and limited to, the fair value allocated to the preferred stock. The beneficial conversion feature of $959,000 was treated as a deemed dividend to preferred shareholders, and was charged to retained earnings, with the offsetting credit to additional paid-in capital. Additionally, we treated the beneficial conversion feature of $959,000 as a reconciling item on the operations statement to adjust our reported net loss to “net loss available to common shareholders,” which is used in the numerator in the loss per share calculation for the second quarter 2003.

We describe in detail our current liquidity position under “We may be unable to raise additional funds or generate sufficient cash from operations to meet our future capital requirements and execute our business plan” under “Risk Factors” on page 5.

On July 1, 2003, we announced that we received a notice from the Nasdaq Stock Market indicating that, following a review of the appeal we presented on June 5, 2003, the Nasdaq Listing Qualifications Panel determined to delist our common stock from the Nasdaq SmallCap Market effective with the open of business on Wednesday, July 2, 2003. Our common stock became immediately eligible to trade on the Over-the-Counter Bulletin Board effective with the open of business on July 2, 2003 under the symbol “DMED.”

On July 18, 2003, we announced that we had entered into an asset purchase agreement with International Technidyne Corporation (“ITC”), a wholly owned subsidiary of Thoratec Corporation, whereby ITC will acquire substantially all of the assets used in the operation of our intermittent testing business. Pursuant to the terms of the agreement, ITC will pay us approximately $5.2 million in cash, which may be adjusted downward if any purchase price adjustments are required, and assume certain liabilities, including up to $550,000 in trade payables. Of this $5.2 million cash payment, $780,000 will be placed in escrow by ITC for 180 days after the closing of the transaction to cover any shortfall in collected receivables or any indemnification claims. The asset sale is subject to customary closing conditions, including approval by our shareholders, and is expected to close in the third quarter of 2003. Subsequent to the completion of the sale of our intermittent testing business, our business will consist of our continuous monitoring business, and the proceeds we receive from the asset sale will be used to fund and grow our continuous monitoring business, which we believe will produce better overall returns in the long run.

The Offering

Common stock offered by the selling stockholders	5,020,715 shares (1)

Common stock to be outstanding after the offering	32,203,447 shares (2)

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Risk factors	See “Risk Factors” included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

OTC Bulletin Board Symbol	DMED

1.	Consists of up to 4,285,715 shares of common stock issuable upon the conversion of shares of Series E preferred stock and 735,000 shares of common stock to be issued upon exercise of common stock warrants.

2.	Based on the number of shares actually outstanding on April 30, 2003 and excludes 4,071,557 shares reserved for issuance under our 1990 Stock Option Plan, as amended and restated, our 1993 Directors’ Stock Option Plan, as amended and restated, our 1995 Equalizing Director Stock Option Plan and our 1995

Employee Stock Purchase Plan, as revised and restated, of which options to purchase 3,802,255 shares at an average option price of approximately $5.09 per share have been issued and are outstanding.

RISK FACTORS

An investment in our common stock involves a number of risks. You should consider carefully the following risk factors, together with the other information in this prospectus and the documents incorporated by reference into this prospectus, before buying any shares. You should also be aware that certain statements contained in this prospectus and the documents incorporated by reference into this prospectus that are not related to historical results are forward-looking statements. These forward-looking statements, such as statements of our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include the following risk factors:

The failure to complete the sale of our intermittent testing business may result in a decrease in the market value of our common stock and may create substantial doubt as to our ability to grow and implement our current business strategies.

The sale of our intermittent testing business is subject to a number of contingencies and other customary closing conditions, including the requirement that we obtain the approval of the sale by our shareholders, and we cannot predict whether we will succeed in obtaining this approval. In addition, the asset purchase agreement may be terminated if the sale is not closed within 120 days of the asset purchase agreement through no fault of the terminating party; if any governmental entity takes action to enjoin the asset sale; or if we became insolvent, file for bankruptcy or cease, wholly or substantially, the operation of our intermittent testing business.

We cannot guarantee that we will be able to meet the closing conditions set forth in the asset purchase agreement or the events that would lead to termination of the asset purchase agreement will not happen. As a result, we cannot assure you that the sale of our intermittent testing business will be completed. If our shareholders fail to approve the proposal at the special meeting or if the sale of our intermittent testing business is not completed for any other reason, the market price of our common stock may decline. In addition, failure to complete the sale of our intermittent testing business may substantially limit our ability to grow and implement our current business strategies. Finally, we cannot support the cash flow requirements of running both our intermittent testing business and our continuous monitoring business and, in the event sufficient additional funding cannot be secured on a timely basis, we may not be able to sustain our operations if our intermittent testing business cannot be sold in the near future.

Our financial success will depend upon our ability to successfully implement our new business model.

In accordance with our current restructuring efforts, we are currently transitioning our business and realigning our strategic focus towards our continuous monitoring products. Many factors may negatively impact our ability to implement our strategic focus, including our ability or possible inability to manage the implementation and development of our continuous monitoring business, sustain the productivity of our workforce and retain key employees, manage operating expenses and quickly respond to and recover from unforeseen events associated with the restructuring. We may be required by market conditions and other factors to undertake additional restructuring efforts in the future. Our business, results of operations or financial condition could be materially adversely affected if we are unable to manage the implementation and development of our new business strategy, sustain the productivity of our workforce and retain key employees, manage our operating expenses or quickly respond to and recover from unforeseen events associated with any future restructuring efforts.

We have received a “going concern” opinion from our independent auditors, have a history of operating losses, and may not achieve profitability sufficient to generate a positive return on your investment.

We have incurred net operating losses since our inception. We have prepared our consolidated financial statements for the year ended December 31, 2002 and three months ended March 31, 2003 on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of our independent auditors covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern as a result of negative working capital, recurring losses and negative cash flows. Our net loss for the three months ended March 31, 2003 was $2,890,621 and we incurred net losses of $7,531,016, $3,875,899 and $2,647,617 for the years ended December 31, 2002, 2001 and 2000, respectively. Our accumulated deficit as of March 31, 2003 was $146,309,107. We expect financial results for the year ending December 31, 2003 to show an increase in net loss relative to 2002, due to lower expected revenue, primarily impacted by our transition to our new distribution and direct sales force channel model, partially offset by expected net gain from the refinancing of our convertible notes and reduced operating loss and net gain from the sale of our intermittent testing business. We expect to incur net operating losses at least through 2004. We cannot assure you that we will ever generate substantial revenues or achieve profitability at a level sufficient to generate a positive return on your investment. If we are unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, our ability to execute our business plan and remain a going concern will be significantly impaired.

We may be unable to raise additional funds or generate sufficient cash from operations to meet our future capital requirements and execute our business plan.

Our long-term capital requirements for the development of our continuous monitoring business will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue, the rate of market acceptance of our products, the level of resources devoted to expanding our business and manufacturing capabilities, and the level of research and development activities. However, as described above, we have a history of operating losses. Cash and marketable securities decreased by approximately $2.5 million during the three months ended March 31, 2003 to $1.5 million. We are monitoring our cash position carefully and evaluating our future operating cash requirements in the context of our strategy, business objectives and expected business performance. As part of this, we have elected to delay project spending and capital expenditures, and are implementing other cost-cutting measures across all areas of our operations, including personnel, facilities and discretionary spending. A significant amount of available instrument inventory will allow a reduction of our inventory purchases and production requirements during 2003. Further, we are positioning our business for future sales and earnings growth with the pursuit of strategic partners for our business as well as the expansion of our global distribution channels, including a direct sales force in the United States, the United Kingdom and Germany, and third-party distributors outside of these countries. Proceeds from the sale of our intermittent business will increase our cash reserves, and the sale will reduce our cash burn rate. This combined with proceeds from the sale of $1,500,000 of Series E convertible preferred stock on May 12, 2003, are expected to meet our funding requirements for support of our operations for approximately the next twelve months. This period could be shortened if the holders of our Series E convertible preferred stock elect to exercise their put option to sell up to 7,500 shares of the outstanding Series E convertible preferred stock back to us after completion of the asset sale. We will be required to raise additional capital during that period in order to sustain and fund our operations over the long term. We may pursue the issuance of additional equity or debt securities to the extent funding raised from other business alternatives is not sufficient to meet our funding requirements. While we believe that we will be able to raise adequate funding to meet our operational requirements, there can be no assurance that adequate funds will be available when needed and on acceptable terms.

Our common stock is traded on the Over-the-Counter Bulletin Board, which may result in reduced liquidity for our common stock.

On July 1, 2003, we announced that we received a notice from The Nasdaq Stock Market indicating that the Nasdaq Listing Qualifications Panel determined to delist our common stock from The Nasdaq SmallCap Market effective with the open of business on Wednesday, July 2, 2003. Our common stock became immediately eligible to trade on the OTC Bulletin Board effective with the open of business on July 2, 2003 under the symbol “DMED”. Trading our common stock through the OTC Bulletin Board may be more difficult because of lower trading volumes, transaction delays and reduced security analyst and news media coverage of Diametrics. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. Trading of our common stock in an over-the-counter market may also attract a different type of investor in our common stock, which may limit further our future equity funding options.

Conversion of our Series E convertible preferred stock to common stock may have a dilutive effect to our common shareholders and a negative effect on the trading price of our common stock.

On May 12, 2003, we completed the sale in a private placement of 15,000 shares of Series E convertible preferred stock, at a price of $100 per share, resulting in aggregate gross proceeds of $1,500,000. The stock is convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share. The closing trading price for our common stock on May 12, 2003 was $1.18. The holders of the Series E convertible preferred stock have agreed not to short sell our common stock. Nevertheless, conversion of the Series E convertible preferred stock into common stock at a discount to market may have a dilutive effect to our common shareholders and result in a decline in the trading price of our common stock.

Our financial success depends upon acceptance of our continuous monitoring devices by the medical community.

Our success depends upon acceptance of our products by the medical community as reliable, accurate and cost-effective. Our point-of-care continuous monitoring devices represent an alternative practice in critical or stat blood testing, which is currently performed primarily by central and stat laboratories of hospitals, or by point-of-care intermittent blood testing devices. Although professional awareness of continuous blood gas monitoring is increasing, most acute care hospitals have already installed expensive blood testing instruments and may be reluctant to change standard operating procedures or incur additional capital expenditures for new blood analysis equipment. We are unable to predict how quickly, if at all, our products will be accepted by the medical community or, if accepted, predict the volume of our products or the related disposable sensors we can expect to sell.

We face significant competition in the medical device industry that may have a negative impact on our product prices and market share.

The medical technology industry is characterized by rapidly evolving technology and intense competition. Many of our competitors have substantially greater capital resources, research and development staff, and facilities than we do, and many of these companies also have greater experience in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing. We cannot assure you that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than ours that could render our products obsolete or noncompetitive. Although we believe that our products may offer certain technological advantages over our competitors’ current products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share. Our product pricing is competitive with alternative products of other suppliers. In the future, we may experience competitive pricing pressures that may cause a decrease in unit prices and sales levels.

Our financial success will depend upon our ability to manage any growth in our business with limited resources.

If we are successful in increasing the revenues of our continuous monitoring business, we may be required to expand our operations. If we are required to expand our operations, expansion will likely result in new and increased responsibilities for our management personnel and place significant strain on our management, operating and financial systems and other resources. To accommodate any such growth and compete effectively, we will be required to implement improved information systems, procedures and controls, and to expand, train, motivate and manage our work force. Our future success will depend to a significant extent on the ability of our current and future management personnel to operate effectively both independently and as a group. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

We are transitioning to a new distribution and direct sales force channel model as a result of the termination of our exclusive distribution agreement with Philips Medical Systems, which may result in lower sales volume for our products until our new distribution and direct sales force are fully established.

We market and distribute our products through both direct and indirect distribution channels. With the termination effective November 1, 2002 of our agreement with Philips for exclusive worldwide distribution of our TrendCare continuous blood gas monitoring systems and intermittent testing blood analysis systems, we began establishing a direct sales force in the United States, the United Kingdom and Germany, and entered into new nonexclusive arrangements with third-party distributors outside of these countries for sale of these products. As of March 31, 2003, we have expanded our direct sales organization to 11 sales personnel and clinical application specialists based in the United States, the United Kingdom and Germany, with future additions dependent upon the rate and timing of sales growth. Further, we have expanded our global distribution network with the appointment of 20 third-party distributors primarily addressing markets in Europe, the Far East and the Middle East. We also continue to sell disposable cartridges, sensors and related accessories to Philips for Philips’ nonexclusive distribution to its customer base through October 31, 2004. Our sales to Philips represented approximately 92% of our total sales in 2002, 90% of our total sales in 2001 and 82% of our total sales in 2000. Due to the significant purchases of our products by Philips for their internal use in the sales process and to meet minimum purchase commitments, Philips sales to end-user customers over the last three years were estimated to be approximately 50% of our product sales to Philips. Sales to Philips were $15.8 million for the first nine months of 2002 (94% of our total revenue). Since termination of the exclusive agreement with Philips, sales to Philips were $1.4 million in the fourth quarter of 2002 (73% of our total revenue) and $1.0 million in the first quarter of 2003 (48% of our total revenue), and are expected to continue to decline until the end of the current contract term on October 31, 2004. While we believe we will be successful in establishing effective distribution channels, failure to do so under reasonable terms or within a reasonable timeframe could have a material and adverse effect on our ability to sell and market our products, and on our financial condition and results of operations. Once established, any significant failure of our new distributors to perform under the terms of the respective agreements, the significant failure of our direct sales force to meet sales objectives, or a significant failure on our part to adequately support the requirements of these parties, could also have a material and adverse effect on our operations and financial performance.

We have limited manufacturing experience, and we may not be able to produce large commercial quantities of our products in a cost-effective manner if demand increases.

We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, and still maintain product quality and acceptable manufacturing costs. Our products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. We have limited experience producing our products in large commercial quantities. Although we believe that we will be able to achieve and maintain product accuracy and reliability when producing in large quantities, on a timely basis and at an acceptable cost, we cannot assure you that we will be able to do so. Also, product design changes, equipment failures and manufacturing process changes may disrupt our existing operations and impact sales.

We depend on patents and proprietary technology, that we may not be able to protect in a manner that will provide us any competitive advantage.

Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

We may face intellectual property infringement claims which would be costly to resolve and may exceed our financial resources to assert or defend our claim.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation. Litigation or regulatory proceedings may also be necessary to enforce our patents or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

The demand for and price of our products may depend in part on uncertain government health care policies and reimbursement by third parties, and which could decline as a result of future health care reform.

The willingness of hospitals to purchase our products may depend on the extent to which hospitals limit their own capital expenditures due to existing or future cost reimbursement regulations. In addition, sales volumes and prices of our products in certain markets will depend in part on the level of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical procedures they consider unnecessary, inappropriate or not cost-effective. We cannot assure you that current reimbursement amounts, if any, will not be decreased in the future, and that any decrease will not reduce the demand for or the price of our products. Any federal or state health care reform measures could adversely affect the price of medical devices in the United States, including our products, or the amount of reimbursement available. We cannot predict whether any reform measures will be adopted or what impact they may have on us.

We must obtain regulatory approval in order to sell new products we develop, which we may not be able to obtain on a timely or cost-effective basis.

We and our products are regulated by the Food and Drug Administration under the Food, Drug and Cosmetic Act. We have obtained pre-market notification clearances under Section 510(k) of the Food, Drug and Cosmetic Act to market at the point-of-care and in hospital laboratories our IRMA SL System to test blood gases, electrolytes (i.e., inorganic compounds including sodium, potassium, chloride and ionized calcium), blood urea nitrogen, glucose, lactate and hematocrit (i.e., concentration of red blood cells) in whole blood, and to market the Paratrend 7+ and Neotrend L to monitor blood gases and temperature, and the Neurotrend system to monitor oxygen, carbon dioxide, acidity and temperature in the brain. A Section 510(k) clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. Our long-term business strategy includes development of sensors for performing additional blood and tissue chemistry tests, and any new tests will be subject to the same regulatory process. We cannot assure you that we will be able to develop additional products or uses or that we will obtain the necessary clearances for new products and uses on a timely basis or at all.

We also market our products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Our manufacturing facilities are also subject to FDA inspection on a periodic basis and we and our contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA. Violations of the applicable regulations at our manufacturing facilities or the manufacturing facilities of our contract manufacturers may prevent us from marketing of our products.

Our products may expose us to costly product liability claims that may exceed our insurance coverage.

We may be exposed to product liability claims if a patient is adversely affected by our products. We maintain a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $10,000,000. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur or that insurance will continue to be available on commercially reasonable terms, if at all.

We depend on contract manufacturers and suppliers for key components of our products, which could have an adverse effect on our ability to manufacture our products if the supply chain is interrupted.

The majority of the raw materials and purchased components used to manufacture our products are readily available. Many of these raw materials and components are purchased from single sources due to technology, price, quality or other considerations. Some of these single-sourced components are manufactured to our specifications. Most of these items, however, may be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers in some cases may require product design or software changes to accommodate variations from the original components. In the event that our supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, our ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected, potentially negatively impacting our financial condition and results of operations.

International operations will expose us to additional risks that could have an adverse effect on our ability to market our products abroad.

Our distributors sell our products globally, including international markets, subject to receipt of required foreign regulatory approvals. We cannot assure you that our distributors will devote adequate resources to selling our products internationally. Doing business outside of the United States also exposes us to various risks that could have a material and adverse effect on our ability to market our products internationally, including:

•	changes in overseas economic and political conditions,
•	currency exchange rate fluctuations,
•	foreign tax laws, or
•	tariffs or other trade regulations.

Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions, and may be unable to alter our business practices in time to avoid any adverse effects.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

We have filed with the SEC a registration statement on Form S-3 to register the common stock to be sold in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (including all filings prior to the effectiveness of this registration statement) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;
•	our Current Reports on Form 8-K filed on January 10, 2003; February 25, 2003; April 8, 2003; May 2, 2003; July 1, 2003; and July 22, 2003;
•	the description of our common stock contained in our Registration Statement on Form 8-A filed May 4, 1994, including any amendment or report filed for the purpose of updating such description.

Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any of the documents that are incorporated by reference into this prospectus. You may request a copy of any of the above filings by writing or telephoning us at the following address:

David B. Kaysen, President and Chief Executive Officer

or

Laurence L. Betterley, Chief Financial Officer

Diametrics Medical, Inc.

2658 Patton Road

Roseville, MN 55113

(651) 639-8035

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

SELLING STOCKHOLDERS

We have agreed to register the resale of 5,020,715 shares of our common stock on behalf of the selling stockholders named below. These shares consist of up to 4,285,715 shares of common stock issuable upon conversion of shares of Series E preferred stock and 735,000 shares of common stock to be issued upon exercise of common stock warrants. The Series E shares are convertible at any time, and have a floating conversion price equal to 88% of the volume weighted average trading price of our common stock for the five consecutive trading days before conversion, with a minimum conversion price of $0.35 per share and a maximum conversion price of $0.75 per share. The warrants become exercisable upon conversion of all of the outstanding Series E shares into common stock, and have an exercise price of $0.35 per share. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution.” The following table lists the selling stockholders and sets forth certain information regarding the beneficial ownership of common stock of each selling stockholder as well as the number of shares each selling stockholder may sell pursuant to this prospectus. No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of our common stock and because there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock by the selling stockholders.

Name	Number of Shares Beneficially Owned (1)(2)		Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)
Mercator Focus Fund, LP	2,968,329	(3)	2,968,329
Mercator Momentum Fund III, LP	1,005,934	(4)	1,005,934
Mercator Momentum Fund, LP	972,952	(5)	972,952
Mercator Group LLC	73,500	(6)	73,500

Total	5,020,715		5,020,715

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2)	The table sets forth, to our knowledge, certain information about the selling stockholders as of May 22, 2003. Except as otherwise indicated, the number of shares of common stock owned represents less than 1% of our outstanding shares as of the date of this prospectus. Information about the beneficial ownership of our shares prior to this offering has been given to us by the selling stockholders. The inclusion of any shares of common stock in this table does not constitute an admission of beneficial ownership for the named selling stockholder. The selling stockholders have agreed not to convert Series E shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(3)	Represents 10.9% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 2,571,429 shares of common stock issuable upon conversion of Series E shares and 396,900 shares of common stock to be issued upon exercise of a common stock warrant.

(4)	Represents 3.7% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 871,429 shares of common stock issuable upon conversion of Series E shares and 134,505 shares of common stock to be issued upon exercise of a common stock warrant.

(5)	Represents 3.6% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 842,857 shares of common stock issuable upon conversion of Series E shares and 130,095 shares of common stock to be issued upon exercise of a common stock warrant.

(6)	Includes 73,500 shares of common stock to be issued upon exercise of a common stock warrant.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders. The selling stockholders may sell the shares of common stock from time to time on the Over-the-Counter Bulletin Board, or such market on which our common stock is subsequently listed or traded, or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling stockholders will offer and sell the shares to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the shares. We will bear all costs, expenses and fees in connection with the registration of the selling stockholders’ shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the selling stockholders’ shares will be borne by the selling stockholders.

The common stock may be sold in:

•	block trades, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

•	exchange distributions in accordance with the rules of such exchange; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchases.

The common stock may also be sold through put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the shares, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling stockholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling stockholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling stockholders, brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be required.

We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act, and we or the selling stockholders may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the shares covered by this prospectus. The selling stockholders have severally agreed to indemnify us against certain liabilities, including those arising under the Securities Act.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements and schedule of Diametrics Medical, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, and in the registration statement in reliance upon the reports by KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph that states that the Company’s negative working capital, recurring losses and negative cash flows from operations raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

SEC Registration Fee	$386
Accounting Fees and Expenses	22,000
Legal Fees and Expenses	5,000
Miscellaneous	1,614

Total	$29,000

All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

Item 15.	Indemnification of Officers and Directors

Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

Provisions regarding indemnification of officers and directors of the Company are contained in the Company’s Restated Articles of Incorporation and Bylaws, each of which are incorporated herein by reference.

The Company maintains a directors and officers insurance policy.

Item 16.	List of Exhibits

5.1	Opinion of Dorsey & Whitney LLP regarding legality (previously filed with this Registration Statement).

23.1	Consent of KPMG LLP.

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement).

24.1	Power of Attorney (previously filed with this Registration Statement).

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of Minnesota, on July 31, 2003.

DIAMETRICS MEDICAL, INC.

By:	/S/ DAVID B. KAYSEN
David B. Kaysen President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title	Date

/S/ DAVID B. KAYSEN David B. Kaysen		President, Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2003

/S/ LAURENCE L. BETTERLEY Laurence L. Betterley		Senior Vice President and Chief Financial Officer (Principal Financial Officer)	July 31, 2003

/S/ JILL M. NUSSBAUM Jill M. Nussbaum		Corporate Controller (Principal Accounting Officer)	July 31, 2003

* André de Bruin		Director and Chairman of the Board	July 31, 2003

* Gerald L. Cohn		Director	July 31, 2003

* Carl S. Goldfischer, M.D.		Director	July 31, 2003

* Mark B. Knudson, Ph.D.		Director	July 31, 2003

*Executed pursuant to a power of attorney filed with this Registration Statement

By:	/S/ DAVID B. KAYSEN David B. Kaysen Attorney in Fact		July 31, 2003

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Dorsey & Whitney LLP regarding legality (previously filed with this Registration Statement)
23.1	Consent of KPMG LLP
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement)
24.1	Power of Attorney (previously filed with this Registration Statement)